Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Boise Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-158737 and 333-150563) on Form S-8 of Boise Inc. and the registration statement (Nos. 333-166390, 333-157881, and 333-155595) on Form S-3 of Boise Inc. of our report dated February 28, 2012, with respect to the consolidated balance sheets of BZ Intermediate Holdings LLC and subsidiaries (formerly known as Aldabra Holding Sub LLC) as of December 31, 2011 and 2010, and the related consolidated statements of income, capital, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Boise Inc. and BZ Intermediate Holdings LLC.

/s/ KPMG LLP

Boise, Idaho
February 28, 2012